UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-43114

AGI Inc

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Rua Sergio Fernandes Borges Soares, 1000, Prédio E1
Campinas, SP
13054-709 Brazil
+55 19 3031-4000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release dated August 20, 2026: S&P Upgrades Agibank’s Credit Rating to ‘brAA’

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AGI Inc

By:	/s/ Marcello Winnik Dubeux
	Name:	Marcello Winnik Dubeux
	Title:	Chief Financial Officer

Date: August 20, 2026